# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0001193125-23-269458
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, 817-871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 224,970,148; sole dispositive power 0; shared dispositive power 224,970,148; aggregate amount beneficially owned 224,970,148 (62% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,961,100 shares of Class A Common Stock (as defined below) outstanding, which is the sum of the (i) 116,990,952 shares of Class A Common Stock outstanding as of May 15, 2025, as reported in the Prospectus Supplement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on May 21, 2025, (ii) 21,000,000 shares of Class A Common Stock issued in connection with the Q2 2025 Block Exchange (as defined below), and (iii) 224,970,148 shares of Class A Common Stock issuable upon exchange of 224,970,148 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).
- Coulter James G. (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,470,886; shared voting power 224,970,148; sole dispositive power 2,470,886; shared dispositive power 224,970,148; aggregate amount beneficially owned 227,441,034 (62.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,961,100 shares of Class A Common Stock outstanding, which is the sum of the (i) 116,990,952 shares of Class A Common Stock outstanding as of May 15, 2025, as reported in the Prospectus Supplement filed by the Issuer with the Commission on May 21, 2025, (ii) 21,000,000 shares of Class A Common Stock issued in connection with the Q2 2025 Block Exchange, and (iii) 224,970,148 shares of Class A Common Stock issuable upon exchange of 224,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.
- Winkelried Jon (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 682,757; shared voting power 224,970,148; sole dispositive power 682,757; shared dispositive power 224,970,148; aggregate amount beneficially owned 225,652,905 (62.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,961,100 shares of Class A Common Stock outstanding, which is the sum of the (i) 116,990,952 shares of Class A Common Stock outstanding as of May 15, 2025, as reported in the Prospectus Supplement filed by the Issuer with the Commission on May 21, 2025, (ii) 21,000,000 shares of Class A Common Stock issued in connection with the Q2 2025 Block Exchange, and (iii) 224,970,148 shares of Class A Common Stock issuable upon exchange of 224,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on February 28, 2024, Amendment No. 3 filed on March 4, 2024, Amendment No. 4 filed on November 18, 2024 and Amendment No. 5 filed on February 25, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 180,950,047 shares of Class B common stock, $0.001 par value per share ("Class B Common Stock"), of the Issuer."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky? (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)"

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

"Q2 2025 Block Exchange
Pursuant to the Exchange Agreement, on May 20, 2025, 21,000,000 Common Units were ultimately distributed to a partner of TPG Partner Holdings, L.P. in connection with the block exchange by such partner of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the "Q2 2025 Block Exchange")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 362,961,100 shares of Class A Common Stock outstanding, which is the sum of the (i) 116,990,952 shares of Class A Common Stock outstanding as of May 15, 2025, as reported in the Prospectus Supplement filed by the Issuer with the Commission on May 21, 2025, (ii) 21,000,000 shares of Class A Common Stock issued in connection with the Q2 2025 Block Exchange, and (iii) 224,970,148 shares of Class A Common Stock issuable upon exchange of 224,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 224,970,148 shares of Class A Common Stock, which constitutes approximately 62.0% of the outstanding shares of Class A Common Stock; Mr. Coulter may be deemed to beneficially own 227,441,034 shares of Class A Common Stock, which constitutes approximately 62.7% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 225,652,905 shares of Class A Common Stock, which constitutes approximately 62.2% of the outstanding shares of Class A Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (05/22/2025)
- Coulter James G.: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (05/22/2025)
- Winkelried Jon: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (05/22/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).